Exhibit 4.17

ADDENDUM TO THE CISCO, MARVELL AND EZCHIP
BUSINESS TERM AGREEMENT

This Addendum to the Business Term Agreement (“Addendum”) is by and between Cisco Systems, Inc. a California corporation, having principal offices at 170 West Tasman Drive, San Jose, California 95134-1706 (“Cisco”), on the one hand, and EZchip Technologies Ltd., an Israel corporation, having principal offices at 1 Hatamar Street, Yokneam 20692, Israel, and EZchip Inc., a Delaware corporation, having principal offices at 900 E. Hamilton Avenue, Suite 100, Campbell, California 95008, on the other (EZchip Technologies Ltd. and EZchip Inc. are collectively referred to as “EZchip”).  This Addendum shall be effective as of the date last signed by the parties below (the “Effective Date”) between and among the parties and their affiliates identified below.

BACKGROUND

A.           Cisco Systems, Inc., Marvell International Ltd., and Marvell Israel Ltd., together with EZchip have agreed to a “Cisco/Marvell/EZChip Business Term Agreement” dated on or about the date of this Addendum, pertaining to the “NP5C” and “NP5” network processors (the “Agreement”).

B.           Cisco and EZchip now wish to supplement the terms and conditions of the Agreement as set forth herein to further describe certain features, functionalities and specifications for the NPC5.

1.             Identification of Parties

Cisco Systems, Inc. and Cisco Systems International B.V., and their affiliates, are collectively referred to as “Cisco”.

EZchip Technologies Ltd. and EZchip Inc. are collectively referred to as “EZchip.”

2.             Features, Functionalities and Specifications

In addition to the features and functionalities described in the Agreement, EZchip shall ensure that the NP5C devices purchased by or on behalf of Cisco from Marvell will have and perform the features and functionalities described in Exhibit 1 to this Addendum in accordance with any technical or other specifications for the NP5C.

3.             General Terms

This Addendum shall be subject to, governed by and incorporated by reference into the Agreement.  Any terms not defined in this Addendum shall have the meaning ascribed to them in the Agreement.  All terms and conditions of the Agreement shall remain in full force and effect.

4.             Forecast and Consumption Reporting

On a [*] basis, Cisco shall provide EZchip with a non-binding estimate for the NP3C, NP4C and NP5C of the prior [*] consumption.  On a [*] basis, Cisco shall provide EZchip with a non-binding estimate for the NP3C, NP4C and NP5C of the upcoming [*] month’s forecasted demand.

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*           This portion has been omitted pursuant to a Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934.  The complete document, including the portions for which confidential treatment has been requested, has been filed separately with the Securities and Exchange Commission.

Cisco Confidential

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be duly executed.  Each party warrants and represents that its respective signatories whose signatures appear below have been and are on the date of signature duly authorized to execute this Addendum.

CISCO SYSTEMS, INC.

By

Name

Title

Date

EZchip Technologies Ltd.	EZchip Inc.

By	By

Name	Name

Title	Title

Date	Date

Cisco Confidential

Exhibit 1

[*]  [**]

*              This portion has been omitted pursuant to a Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934.  The complete document, including the portions for which confidential treatment has been requested, has been filed separately with the Securities and Exchange Commission.

**             The original document with confidential information omitted pursuant to a confidential treatment request consists of 6 pages, of which 3 pages were omitted in this public filing.

Cisco Confidential